March 8, 2007
Via EDGAR and FedEx
Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Cardica, Inc.
Form 10-K for the fiscal year ended June 30, 2006
Filed September 14, 2006
Form 10-Q for the fiscal quarter ended December 31, 2006
File No. 000-51772
Dear Ms. Tillan:
          On behalf of Cardica, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated February 23, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006 and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (the “Comment Letter”).
          The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.
          Form 10-K for the fiscal year ended June 30, 2006
          Financial Statements, page 55
          Note 1. Organization and Summary of Significant Accounting Policies, page 61
          Revenue Recognition, page 63
1.	You reflect product revenue on a net basis per page 58. Please tell us and revise future filings to disclose the nature of and accounting for the amounts that you net within revenues.
Response:
In response to the Staff’s comment, the Company will revise future filings to disclose the nature of and accounting for the amounts that it nets within revenues. The Company supplementally advises the Staff that the Company’s product revenue is net of discounts from the Company’s list prices for its products. In fiscal year 2006, the Company’s gross product revenue was approximately $1,038,000 as compared to net product revenue of approximately $1,028,000. The difference of $10,000 was due primarily to a discount of $10,000 from the list price for demonstration products shipped to a distributor. In fiscal year 2005, the Company’s gross product revenue and net product revenue were equal.
For the first six months of fiscal year 2007 ended on December 31, 2006, the Company’s gross product revenue was approximately $885,000 as compared to net product revenue of approximately $874,000. The difference was due to shipments with an aggregate discount from the list price of $11,000.
2.	We note that you recognize development contract revenues based on separate contract milestones. Please tell us and disclose in future filings how you measure the period’s revenue. Include an identification of contract payment milestones and explain how they relate to substantive performance and revenue recognition events. Please refer to Section II.F.3, Revenue Disclosure of the Current Issues and Rulemaking Projects dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf and SAB Topic 13.B.
Response:
In response to the Staff’s comment, the Company will disclose in future filings how it measures the relevant period’s revenue, including an identification of contract payment milestones and an explanation of how they relate to substantive performance and revenue recognition events. The Company supplementally advises the Staff that it recognizes development revenue when specific contractually described development milestones are achieved and the related payment becomes due and is received. Consideration to be received pursuant to the Company’s agreement with Cook Incorporated, dated December 9, 2005 (the “Cook Agreement”) is as follows:
a)	$500,000 — due after the execution of the Cook Agreement by both parties and payable within ten days after Cardica’s completion, to Cook’s satisfaction, of the tasks identified in paragraph entitled “Animal Testing” of the section identified as “Phase I” of the Development Plan attached to the Cook Agreement.

b)	$500,000 — upon the date of the determination that the results of the acute animal testing of Products in 6F Format in Field as provided by the development plan support the commencement of pre-production tooling efforts by Cardica.

c)	$500,000 – upon completion of verification and validation testing as set forth in the development plan and confirmed by the development committee of Products in 6F Format produced by Cardica using the pre-production tooling (as described in the Cook Agreement) to support commencement by

Cook of a clinical feasibility trial of such product in the field.
d)	$500,000 – upon the delivery of 400 Pilot Products in 6F Format to Cook for use in the first clinical feasibility trial of such products in the field, as provided under the development plan.
The Company received and recognized in development revenue an aggregate of $1.0 million during the fiscal year ended June 30, 2006, and $500,000 during the six month period ended December 31, 2006 upon the completion of the first three milestones, including the production, verification and validation testing for the X-Port product and obtained receipt of written acceptance by Cook pursuant to the Cook Agreement. Under the Cook Agreement, the Company may be required to refund milestone payments received in the event the agreement is terminated by material breach by Cardica and if the Company’s incurred expenses as allowed are lower than the cumulative milestone payments received. The Company’s cumulative expenses for the X-Port project are tracked and to date, cumulative expenses have exceeded cumulative milestone payments under the Cook Agreement. As Cook has provided acceptance of the completion of the first three milestones and the related substantive performance of each one, the Company has recognized the milestone payments in the period the payments were received as development contract revenue under the agreement.
Stock-Based Compensation, page 65
3.	We see that you adopted SFAS 123R on November 4, 2005, upon filing of your initial Registration Statement on Form S-1. Please explain how this is consistent with the transition guidance in paragraph 69 of SFAS 123R, which states that for a nonpublic entity that becomes a public entity after June 15, 2005, the effective date is the first interim or annual reporting period beginning after the entity becomes a public entity.
Response:
In response to the Staff’s comment, the Company has reviewed the transition guidance in paragraph 69 of SFAS 123R and has determined that the adoption of SFAS 123R should have been as of January 1, 2006, or the first interim reporting period after the Company became a public entity. The Company supplementally advises the Staff that it expensed approximately $25,000 during the quarter ended December 31, 2005 as a result of the adoption of SFAS 123R related to options granted on December 15, 2005, which amount the Company does not believe is material to the results for such period. Additionally, we supplementally advise that Staff that deferred compensation related to the December 15, 2005 grants would have been approximately $346,000, and the related amortization expense approximately $3,600 for the three months ended December 31, 2005. As there is no net impact to stockholders’ equity as of December 31, 2005, and due to the reversal of the deferred compensation effective January 1, 2006, the Company does not believe the financial statements are materially misstated for the quarter ended December 31, 2005.
Form 10-Q for the fiscal quarter ended December 31, 2006

Note 9, Subsequent Event, page 12
4.	In future filings when you deem that disclosure is necessary under paragraph 11 of SFAS 5, please also give an estimate of the amount or range of loss or possible loss or state that such an estimate cannot be made. Additionally, revise your disclosure in MD&A in future filings to indicate the extent to which income was affected by the recall, consistent with Item 303 of Regulation S-K.
Response:
In response to the Staff’s comment, in future filings in which the Company deems that disclosure is necessary under paragraph 11 of SFAS 5, the Company will provide an estimate of the amount or range of loss or possible loss or state that such an estimate cannot be made. The Company supplementally advises the Staff that its income has not been, and the Company does not anticipate that its future income will be, materially affected by the recall. However, in the event that the impact is material, the Company will revise its disclosure in MD&A in future filings to indicate the extent to which income was affected by the recall, consistent with Item 303 of Regulation S-K.
Controls and Procedures, page 20
5.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that [y]our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended) were effective to ensure that the information required to be disclosed by [you] in the reports that [you] file with the Securities and Exchange Commission was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response:
In response to the Staff’s comment, the Company will revise the disclosure in future filings.
* * * * *
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (650) 331-7133, Bradley Scates at (650) 331-7157 or Suzanne Sawochka Hooper of Cooley Godward Kronish LLP at (650) 843-5180, if you have any questions or would like additional information regarding these matters.
Sincerely,

/s/ Robert Y. Newell
Robert Y. Newell
Chief Financial Officer
Cardica, Inc.

cc:	Bradley Scates, Cardica, Inc.
Connie M. Dias, Ernst & Young llp
Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish llp

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